                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                  FORM 11-K


[x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 1993


                                     OR


[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the transition period from __________ to __________


     Commission file number:  1-8247


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          MANVILLE EMPLOYEES THRIFT PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          Manville Corporation
          717 17th Street
          Denver, Colorado  80202

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



June 27, 1994            MANVILLE EMPLOYEES THRIFT PLAN


                                 /s/ Ann J. Henley
                         ----------------------------------------
                         Name

                                    Director, Benefits
                         ----------------------------------------
                         Title

                         MANVILLE EMPLOYEES THRIFT PLAN

                             ---------------------



                    REPORT ON AUDITS OF FINANCIAL STATEMENTS
              as of December 31, 1993 and 1992 and for each of the
               three years in the period ended December 31, 1993



                         MANVILLE EMPLOYEES THRIFT PLAN
                         INDEX TO FINANCIAL STATEMENTS

                             ---------------------


                                                              Pages
                                                              -----
Report of Independent Accountants                               5

Financial Statements:

  Statements of Net Assets Available for Benefits with
     Fund Information at December 31, 1993 and 1992           6 - 7

  Statements of Changes in Net Assets Available for Benefits
     with Fund Information for each of the three years
     in the period ended December 31, 1993                    8 - 10

  Notes to Financial Statements                              11 - 20


                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Compensation Committee
  of the Board of Directors of
  Manville Corporation:


We have audited the accompanying statements of net assets available for benefits of the Manville Employees Thrift Plan as of December 31, 1993 and 1992 and the statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Manville Employees Thrift Plan at December 31, 1993 and 1992, and the statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



COOPERS & LYBRAND


Denver, Colorado
June 13, 1994

                         MANVILLE EMPLOYEES THRIFT PLAN
      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           December 31, 1993 and 1992






                                           U.S.                                IDS               IDS
                                        Government           IDS               New            Blue Chip           Asset
                                        Securities          Stock           Dimensions        Advantage         Allocation
   1993                                    Fund              Fund              Fund              Fund              Fund
 --------                              ------------      ------------     ------------       ------------      ------------
  ASSETS
Investments (Notes 3, 4 and 7):
 Common stock of Manville
   Corporation at market value
   (cost $1,267,557)
Common stock pool of Riverwood
   International at market value
   (cost $1,052,769)
Commingled funds, at market value:
   U.S. Government Securities Fund
    (approximates cost)                $  4,574,599
   IDS Stock Fund (cost $21,481,819)                     $ 21,212,200
   IDS New Dimensions Fund
    (cost $9,609,366)                                                     $ 10,055,507
   IDS Blue Chip Advantage
    Fund (cost $3,815,256)                                                                   $  3,853,521
   Asset Allocation (cost
    $14,431,584)                                                                                               $ 15,471,118
Investment contracts, at contract value
Loans to plan members, at cost
    (approximates market)
Cash and equivalents (Note 5)                                                                                         3,953
Due from associated funds                     8,761            20,953           84,634             16,309            20,743
Contributions receivable:
   Plan members                              33,956            81,991          123,819             62,080            79,210
   Company                                   13,771            30,717           46,321             23,035            29,439
Accrued income receivable (Note 3)           10,518
                                       ------------      ------------     ------------       ------------      ------------
     Total assets                         4,641,605        21,345,861       10,310,281          3,954,945        15,604,463
           LIABILITIES
Accrued Expenses payable
Payable to associated funds                                                                                          58,611
Payable to trustee                                              1,000
                                                         ------------                                          ------------
     Total liabilities                                          1,000                                                58,611
                                       ------------      ------------     ------------       ------------      ------------
Net assets available for benefits      $  4,641,605      $ 21,344,861     $ 10,310,281       $  3,954,945      $ 15,545,852
                                       ============      ============     ============       ============      ============



                                                                 RVW                MVL
                                                               Common             Common
                                                               Stock              Stock          Loan            Combined
          1993                            Income Fund           Fund               Fund         Account           Total
        --------                         -------------     ------------       ----------      -----------     ------------
  ASSETS
Investments (Notes 3, 4 and 7):
  Common stock of Manville
    Corporation at market value
    (cost $1,267,557)                                                           $ 85,558                        $   85,558
  Common stock pool of Riverwood
    International at market value
    (cost $1,052,769)                                      $  1,253,075                                          1,253,075
 Commingled funds, at market value:
    U.S. Government Securities Fund
     (approximates cost)                                                                                         4,574,599
    IDS Stock Fund (cost $21,481,819)                                                                           21,212,200
    IDS New Dimensions Fund
     (cost $9,609,366)                                                                                          10,055,507
    IDS Blue Chip Advantage
     Fund (cost $3,815,256)                                                                                      3,853,521
    Asset Allocation (cost
     $14,431,584)                                                                                               15,471,118
 Investment contracts, at contract value $104,097,259                                                          104,097,259
 Loans to plan members, at cost
     (approximates market)                                                                   $  5,494,784        5,494,784
 Cash and equivalents (Note 5)             16,056,485                                                           16,060,438
 Due from associated funds                     87,292                                                              238,692
 Contributions receivable:
    Plan members                              291,923                                                              672,979
    Company                                   112,041                                                              255,324
 Accrued income receivable (Note 3)             2,404                                                               12,922
                                         ------------      ------------       ----------      -----------     ------------
      Total assets                        120,647,404         1,253,075           85,558        5,494,784      183,337,976
            LIABILITIES
 Accrued Expenses payable                       5,235                                                                5,235
 Payable to associated funds                                                                     180,081          238,692
 Payable to trustee                                                 271                                              1,271
                                         ------------      ------------                       -----------     ------------
      Total liabilities                         5,235               271                           180,081          245,198
                                         ------------      ------------       ----------      -----------     ------------
 Net assets available for benefits       $120,642,169        $1,252,804          $85,558       $5,314,703     $183,092,778
                                         ============      ============       ==========      ===========     ============

The accompanying notes are an integral part of these financial statements.

                         MANVILLE EMPLOYEES THRIFT PLAN
      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           December 31, 1993 and 1992



                                       U.S.                          IDS            IDS
                                    Government        IDS            New         Blue Chip        Asset
                                    Securities       Stock        Dimensions     Advantage      Allocation
             1992                      Fund           Fund           Fund           Fund           Fund
            ------                 ------------   ------------   ------------   ------------   ------------
            ASSETS
Investments (Notes 3, 4 and 7):
 Common stock of Manville
   Corporation at market value
   (cost $1,379,229)
 Common stock pool of Riverwood
   International at market value
   (cost $1,965,414)
 Commingled funds, at market value:
   U.S. Government Securities Fund
     (approximates cost)           $  5,926,976
   IDS Stock Fund (cost $21,927,174)              $ 20,922,964
   IDS New Dimensions Fund
     (cost $4,982,645)                                           $  5,115,608
   IDS Blue Chip Advantage
     Fund (cost $2,134,797)                                                     $  2,152,570
   Asset Allocation (cost
     $15,055,436)                                                                              $ 16,307,240
 Investment contracts, at contract value
 Loans to plan members, at cost
  (approximates market)
 Cash and equivalents (Note 5)               43                                                       1,945
 Due from associated funds               10,142         27,000         37,599         18,423         24,105
 Contributions receivable:
   Plan members                          43,107         98,431        112,105         70,119         92,735
   Company (Note 2)                     197,209        332,729        490,861        251,459        339,528
 Accrued income receivable (Note 3)      14,326
                                   ------------   ------------   ------------   ------------   ------------
    Total assets                      6,191,803     21,381,124      5,756,173      2,492,571     16,765,553
           LIABILITIES
 Withdrawals and forfeitures payable     20,746              5             10              5
 Payable to associated funds                 43                         5,000         10,750
 Payable to successor trustee
 Payable to trustee                                     27,307          2,000
                                   ------------   ------------   ------------   ------------
     Total liabilities                   20,789         27,312          7,010         10,755
                                   ------------   ------------   ------------   ------------   ------------
 Net assets available for benefits $  6,171,014   $ 21,353,812   $  5,749,163   $  2,481,816   $ 16,765,553
                                   ============   ============   ============   ============   ============

                                                              RVW            MVL
                                                             Common         Common
                                                             Stock          Stock           Loan         Combined
                                           Income Fund        Fund           Fund         Account         Total
                                           ------------   ------------   -----------    ------------  ------------
            ASSETS
Investments (Notes 3, 4 and 7):
 Common stock of Manville
   Corporation at market value
   (cost $1,379,229)                                                         $84,628                  $     84,628
 Common stock pool of Riverwood
   International at market value
   (cost $1,965,414)                                      $  1,907,405                                   1,907,405
 Commingled funds, at market value:
   U.S. Government Securities Fund
     (approximates cost)                                                                                 5,926,976
   IDS Stock Fund (cost $21,927,174)                                                                    20,922,964
   IDS New Dimensions Fund
     (cost $4,982,645)                                                                                   5,115,608
   IDS Blue Chip Advantage
     Fund (cost $2,134,797)                                                                              2,152,570
   Asset Allocation (cost
     $15,055,436)                                                                                       16,307,240
 Investment contracts, at contract value   $110,747,672                                                110,747,672
 Loans to plan members, at cost
  (approximates market)                                                                  $6,629,621      6,629,621
 Cash and equivalents (Note 5)               33,497,994                        9,510                    33,509,492
 Due from associated funds                       82,153                                         966        200,388
 Contributions receivable:
   Plan members                                 336,663                                                    753,160
   Company (Note 2)                           1,423,322                                                  3,035,108
 Accrued income receivable (Note 3)              48,060                            4             14         62,404
                                           ------------   ------------   -----------    ------------  ------------
     Total assets                           146,135,864      1,907,405        94,142      6,630,601    207,355,236
           LIABILITIES
 Withdrawals and forfeitures payable                                                           4,000        24,766
 Payable to associated funds                     17,308                                      167,287       200,388
 Payable to successor trustee                   457,624                                                    457,624
 Payable to trustee                                                            9,093                        38,400
                                           ------------   ------------   -----------    ------------  ------------
     Total liabilities                          474,932                        9,093         171,287       721,178
                                           ------------   ------------   -----------    ------------  ------------
 Net assets available for benefits         $145,660,932   $  1,907,405       $85,049     $ 6,459,314  $206,634,058
                                           ============   ============   ===========    ============  ============


The accompanying notes are an integral part of these financial statements.

                         MANVILLE EMPLOYEES THRIFT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
        For Each of the Three Years in the Period Ended December 31, 1993




                                        U.S.                            IDS             IDS
                                     Government         IDS             New          Blue Chip         Asset
                                     Securities        Stock         Dimensions      Advantage       Allocation
   1993                                 Fund            Fund            Fund            Fund            Fund
  ------                            ------------    ------------    ------------    ------------    ------------
Investment Income:
 Dividend income                                    $  2,396,512    $    481,827    $    277,008    $    968,089
 Interest income                    $    131,868

 Net appreciation (depreciation)
   in fair value of investments
   (Note 3)                                              668,299         475,263          54,118         268,440
                                    ------------    ------------    ------------    ------------    ------------
 Total investment income (loss)          131,868       3,064,811         957,090         331,126       1,236,529
                                    ------------    ------------    ------------    ------------    ------------
 Contributions (Note 6):
   By Plan members                       454,543       1,081,652       1,506,374         770,119       1,121,345
   By the Company                        121,045         297,572         388,362         209,739         332,408
                                    ------------    ------------    ------------    ------------    ------------
                                         575,588       1,379,224       1,894,736         979,858       1,453,753
                                    ------------    ------------    ------------    ------------    ------------
 Transfers into fund from
  associated funds                     1,126,228       2,154,273       5,295,023       1,485,921       1,396,347
                                    ------------    ------------    ------------    ------------    ------------
 Transfers out of fund to
  associated funds                    (1,433,000)     (1,841,705)     (1,773,363)       (477,866)     (2,461,575)
                                    ------------    ------------    ------------    ------------    ------------
 Transfers to successor trustee
  (Note 2)                            (1,251,404)     (2,918,857)     (1,370,047)       (700,993)     (1,633,346)
                                    ------------    ------------    ------------    ------------    ------------
 Withdrawals and forfeitures
  (Note 7)                              (678,689)     (1,846,697)       (442,321)       (144,917)     (1,211,409)
                                    ------------    ------------    ------------    ------------    ------------
 Administrative expenses
                                    ------------    ------------    ------------    ------------    ------------
 Net increase (decrease)              (1,529,409)         (8,951)      4,561,118       1,473,129      (1,219,701)

 Net assets available for benefits:
   Beginning of year                   6,171,014      21,353,812       5,749,163       2,481,816      16,765,553
                                    ------------    ------------    ------------    ------------    ------------
   End of year                      $  4,641,605    $ 21,344,861    $ 10,310,281    $  3,954,945    $ 15,545,852
                                    ============    ============    ============    ============    ============



                                                        RVW             MVL
                                                       Common          Common
                                                       Stock           Stock            Loan          Combined
   1993                             Income Fund         Fund            Fund          Account          Total
                                    ------------    ------------    ------------    ------------    ------------
Investment Income:
 Dividend income                                                    $      9,866                    $  4,133,302
 Interest income                    $  8,578,525                              25    $    442,379       9,152,797

 Net appreciation (depreciation)
   in fair value of investments
   (Note 3)                                          $   243,116          (1,834)                      1,707,402
                                    ------------    ------------    ------------    ------------    ------------
 Total investment income (loss)        8,578,525         243,116           8,057         442,379      14,993,501
                                    ------------    ------------    ------------    ------------    ------------
 Contributions (Note 6):
   By Plan members                     3,889,464                                                       8,823,497
   By the Company                      1,119,790                                                       2,468,916
                                    ------------    ------------    ------------    ------------    ------------
                                       5,009,254                                                      11,292,413
                                    ------------    ------------    ------------    ------------    ------------
 Transfers into fund from
  associated funds                    19,791,573                                       2,487,306      33,736,671
                                    ------------    ------------    ------------    ------------    ------------
 Transfers out of fund to
  associated funds                   (22,927,705)       (265,677)                     (2,555,780)    (33,736,671)
                                    ------------    ------------    ------------    ------------    ------------
 Transfers to successor trustee
  (Note 2)                           (24,886,776)       (609,331)                     (1,256,154)    (34,626,908)
                                    ------------    ------------    ------------    ------------    ------------
 Withdrawals and forfeitures
  (Note 7)                           (10,516,306)        (22,709)         (7,548)       (262,362)    (15,132,958)
                                    ------------    ------------    ------------    ------------    ------------
 Administrative expenses                 (67,328)                                                        (67,328)
                                    ------------    ------------    ------------    ------------    ------------
 Net increase (decrease)             (25,018,763)       (654,601)            509      (1,144,611)    (23,541,280)

 Net assets available for benefits:
   Beginning of year                 145,660,932       1,907,405          85,049       6,459,314     206,634,058
                                    ------------    ------------    ------------    ------------    ------------
   End of year                      $120,642,169    $  1,252,804    $     85,558    $  5,314,703    $183,092,778
                                    ============    ============    ============    ============    ============

The accompanying notes are an integral part of these financial statements.

                         MANVILLE EMPLOYEES THRIFT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
        For Each of the Three Years in the Period Ended December 31, 1993



                                        U.S.                            IDS             IDS
                                     Government         IDS             New          Blue Chip         Asset
                                     Securities        Stock         Dimensions      Advantage       Allocation
   1992                                 Fund            Fund            Fund            Fund            Fund
  ------                            ------------    ------------    ------------    ------------    ------------
Investment Income:
 Dividend income                                    $  2,373,326    $    273,875    $    105,458    $    793,176
 Interest income                    $    186,633               8                                               9
 Net appreciation (depreciation)
  in fair value of investments
  (Note 3)                                            (1,061,633)        133,801          24,943         477,913
                                    ------------    ------------    ------------    ------------    ------------
 Total investment income (loss)          186,633       1,311,701         407,676         130,401       1,271,098
                                    ------------    ------------    ------------    ------------    ------------
 Contributions (Notes 2 and 6):
   By Plan members                       908,591       1,443,708       2,036,941       1,044,550       1,456,150
   By the Company                        478,113         773,835       1,146,764         587,722         776,451
                                    ------------    ------------    ------------    ------------    ------------
                                       1,386,704       2,217,543       3,183,705       1,632,272       2,232,601
                                    ------------    ------------    ------------    ------------    ------------
 Plan to plan transfer in                323,329
                                    ------------    ------------    ------------    ------------    ------------
 Transfers into fund from
  associated funds                     7,872,813       1,857,446       3,484,193       1,186,528       2,190,479
                                    ------------    ------------    ------------    ------------    ------------
 Transfers out of fund to
  associated funds                    (7,852,621)     (4,195,198)     (1,221,745)       (429,910)     (3,972,300)
                                    ------------    ------------    ------------    ------------    ------------
 Withdrawals and forfeitures
  (Note 7)                              (302,902)     (1,727,471)       (104,666)        (37,475)     (1,126,927)
                                    ------------    ------------    ------------    ------------    ------------
 Administrative expenses
                                    ------------    ------------    ------------    ------------    ------------
 Net increase (decrease)               1,613,956        (535,979)      5,749,163       2,481,816         594,951

 Net assets available for benefits:
   Beginning of year                   4,557,058      21,889,791                                      16,170,602
                                    ------------    ------------    ------------    ------------    ------------
   End of year                      $  6,171,014    $ 21,353,812    $  5,749,163    $  2,481,816    $ 16,765,553
                                    ============    ============    ============    ============    ============



                                                       RVW             MVL
                                                      Common          Common
                                                      Stock           Stock            Loan          Combined
   1992                            Income Fund         Fund            Fund          Account          Total
                                   ------------    ------------    ------------    ------------    ------------
Investment Income:
 Dividend income                                                   $      9,083                    $  3,554,918
 Interest income                   $ 10,409,426                              12    $    488,961      11,085,049
 Net appreciation (depreciation)
  in fair value of investments
  (Note 3)                                         $    (57,866)          7,164                        (475,678)
                                   ------------    ------------    ------------    ------------    ------------
 Total investment income (loss)      10,409,426         (57,866)         16,259         488,961      14,164,289
                                   ------------    ------------    ------------    ------------    ------------
 Contributions (Notes 2 and 6):
   By Plan members                    5,602,129                                                      12,492,069
   By the Company                     3,310,872                                                       7,073,757
                                   ------------    ------------    ------------    ------------    ------------
                                      8,913,001                                                      19,565,826
                                   ------------    ------------    ------------    ------------    ------------
 Plan to plan transfer in                                                                               323,329
                                   ------------    ------------    ------------    ------------    ------------
 Transfers into fund from
  associated funds                    5,560,817       2,106,458                       3,569,961      27,828,695
                                   ------------    ------------    ------------    ------------    ------------
 Transfers out of fund to
  associated funds                   (7,540,865)       (115,676)                     (2,500,380)    (27,828,695)
                                   ------------    ------------    ------------    ------------    ------------
 Withdrawals and forfeitures
  (Note 7)                           (8,698,118)        (25,511)         (2,868)       (490,718)    (12,516,656)
                                   ------------    ------------    ------------    ------------    ------------
 Administrative expenses                (75,960)                                                        (75,960)
                                   ------------    ------------    ------------    ------------    ------------
 Net increase (decrease)              8,568,301       1,907,405          13,391       1,067,824      21,460,828

 Net assets available for benefits:
   Beginning of year                137,092,631                          71,658       5,391,490     185,173,230
                                   ------------    ------------    ------------    ------------    ------------
   End of year                     $145,660,932    $  1,907,405    $     85,049    $  6,459,314    $206,634,058
                                   ============    ============    ============    ============    ============

The accompanying notes are an integral part of these financial statements.
                                      -9-

                         MANVILLE EMPLOYEES THRIFT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
        For Each of the Three Years in the Period Ended December 31, 1993




                                            Money                           Asset
                                            Market          Equity        Allocation
1991                                         Fund            Fund            Fund        Income Fund
                                         ------------    ------------    ------------    ------------
Investment income:
  Dividend income                                                        $    336,247

  Interest income                        $    333,139    $      1,240             591    $ 14,916,683

  Net appreciation in fair
   value of investments
   (Note 3)                                                 5,100,894       2,356,465
                                         ------------    ------------    ------------    ------------
Total investment income                       333,139       5,102,134       2,693,303      14,916,683
                                         ------------    ------------    ------------    ------------
Contributions (Note 6):
   By Plan members                            438,885       1,401,297       1,297,507       8,313,256
   By the Company                             182,714         501,411         453,337       3,582,457
                                         ------------    ------------    ------------    ------------
                                              621,599       1,902,708       1,750,844      11,895,713
                                         ------------    ------------    ------------    ------------
Transfers into fund from
 associated funds                          21,105,602       9,131,014      11,502,407      10,884,214
                                         ------------    ------------    ------------    ------------
Transfers out of fund to
 associated funds                          (6,886,554)     (5,458,196)     (5,980,078)    (35,730,055)
                                         ------------    ------------    ------------    ------------

Withdrawals and forfeitures (Note 7)      (13,975,083)     (2,069,910)     (2,166,540)    (19,448,157)
                                         ------------    ------------    ------------    ------------
Administrative expenses                                       (50,117)                        (43,116)
                                         ------------    ------------    ------------    ------------
Net increase (decrease)                     1,198,703       8,557,633       7,799,936     (17,524,718)

Net assets available for benefits:
   Beginning of year                        3,358,355      13,332,158       8,370,666     154,617,349
                                         ------------    ------------    ------------    ------------
   End of year                           $  4,557,058    $ 21,889,791    $ 16,170,602    $137,092,631
                                         ============    ============    ============    ============



                                             MVL
                                            Common
                                            Stock            Loan          Combined
1991                                         Fund          Account          Total
                                         ------------    ------------    ------------
Investment income:
  Dividend income                                                        $    336,247

  Interest income                                        $    437,008      15,688,661

  Net appreciation in fair
   value of investments
   (Note 3)                              $     34,494                       7,491,853
                                         ------------    ------------    ------------
Total investment income                        34,494         437,008      23,516,761
                                         ------------    ------------    ------------
Contributions (Note 6):
   By Plan members                                                         11,450,945
   By the Company                                                           4,719,919
                                         ------------    ------------    ------------
                                                                           16,170,864
                                         ------------    ------------    ------------
Transfers into fund from
 associated funds                                           3,269,597      55,892,834
                                         ------------    ------------    ------------
Transfers out of fund to
 associated funds                                (919)     (1,837,032)    (55,892,834)
                                         ------------    ------------    ------------

Withdrawals and forfeitures (Note 7)          (10,179)       (480,854)    (38,150,723)
                                         ------------    ------------    ------------
Administrative expenses                                                       (93,233)
                                         ------------    ------------    ------------
Net increase (decrease)                        23,396       1,388,719       1,443,669

Net assets available for benefits:
   Beginning of year                           48,262       4,002,771     183,729,561
                                         ------------    ------------    ------------
   End of year                           $     71,658    $  5,391,490    $185,173,230
                                         ============    ============    ============

The accompanying notes are an integral part of these financial statements.

                         MANVILLE EMPLOYEES THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                             ---------------------


1. Plan Description:
   -----------------

   The Manville Employees Thrift Plan (the "Plan"), sponsored by Manville Corporation (the "Company"), provides eligible U.S. employees a convenient means for regular and systematic savings with several investment options. Plan participants have the option of directing the investment of their contributions and the related Company contribution into any one or a combination of separate funds. These funds, beginning in 1992, consist of the IDS Trust Collective U.S. Government Securities Fund ("U.S. Government Securities Fund" - formerly the Money Market Fund), IDS Stock Fund, Inc. (formerly the Equity Fund), IDS New Dimensions Fund, Inc., IDS Blue Chip Advantage Fund, Blended Income Fund (the "Income Fund") and the Asset Allocation Fund (managed by The Boston Company, Inc). IDS Trust, the trustee of the Plan's assets, administers, manages, and reports the Plan's investment transactions. Summarized information regarding eligibility, vesting, contributions and benefits is provided in the Manville Corporation Employee Handbook.

   In June 1992, Riverwood International Corporation ("Riverwood"), a subsidiary of the Company, completed an initial public offering of 12.1 million shares of common stock. In connection with this offering, units in a stock pool ("RVW Common Stock Fund") containing shares of this stock became available as a Plan investment option. This pool was initially comprised of approximately 90% stock and 10% cash, although this allocation could vary in the future. Plan participants could allocate up to 25% of their Plan account balances to investment in this pool. Additional purchase of Riverwood stock is not being offered by the Plan at this time. Investment in the Riverwood stock pool is being held in the RVW Common Stock Fund.

   In addition to the funds mentioned above, some employees still have investments in the Common Stock Fund ("MVL Common Stock Fund"), which holds common stock of the Company. During 1982, the Board of Directors of the Company suspended further investments in the common stock while the Company was in Chapter 11 proceedings and offered alternative investment choices.
   The Company emerged from Chapter 11 on November 28, 1988 but new investment in the MVL Common Stock Fund is still not permitted. However, dividends paid on the Company's common stock of $1.04 per share were received on December 28, 1992, with which 1,078 common shares were purchased, as allowed by the Plan.

   The loan account holds loans made to eligible participants out of their vested account balances in the aforementioned funds except for the Mutual Benefit Life Insurance Contract included in the Income Fund (see Note 4). Principal and interest payments are reinvested in the participant's investment funds in accordance with the participant's investment election in effect at the time the payments are made.

                         MANVILLE EMPLOYEES THRIFT PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued
                             ---------------------


1. Plan Description, continued:
   -----------------

   At December 31, 1993, there were a total of 4,038 employees participating in the Plan. They participated in one or more of the funds as follows: 805 in the U.S. Government Securities Fund, 1,576 in the IDS Stock Fund, 1,343 in the IDS New Dimensions Fund, 929 in the IDS Blue Chip Advantage Fund, 1,366 in the Asset Allocation Fund, 4,784 in the various contracts (collectively referred to as the "Income Fund"), 216 in the RVW Common Stock Fund and 272 in the MVL Common Stock Fund. Additionally, 1,309 participants had loans outstanding through the loan account at December 31, 1993.

2. Transfer to Successor Trustee:
   -----------------------------

   During January 1993, 1,174 Plan participants with accounts having market values totalling $33,580,255 were transferred from these funds into the newly created (effective on January 1, 1993) Riverwood International Corporation Employees Thrift Plan ("RVW Plan"). Additional accounts of participants who transferred to Riverwood during 1993 are also reflected. Also included are the accounts of participants associated with the transfer of certain of the Company's automotive businesses to a joint venture.

   In addition, Company variable matched contributions accrued for at December 31, 1992 by the Plan in the following amounts were made to the RVW Plan during February 1993:

      U.S. Government Securities Fund                $ 59,551
      IDS Stock Fund                                   84,789
      IDS New Dimensions Fund                         149,758
      IDS Blue Chip Advantage Fund                     71,093
      Asset Allocation Fund                            63,346
      Income Fund                                     354,630
                                                     --------
                                                     $783,167
                                                     ========

3. Summary of Significant Accounting Policies:
   -------------------------------------------

   Investments in the funds are stated at values based upon the following:

     U.S. Government        original cost plus accrued income.
      Securities Fund

     IDS Stock Fund         quotations obtained directly from the
                            participating mutual funds.

                         MANVILLE EMPLOYEES THRIFT PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued
                             ----------------------


3. Summary of Significant Accounting Policies, continued:
   ------------------------------------------

     IDS New Dimensions Fund   quotations obtained directly from the
                               participating mutual funds.

     IDS Blue Chip             quotations obtained directly from the
        Advantage Fund         participating mutual funds.

     Asset Allocation Fund     quotations obtained directly from the fund's
                               transfer agent.

     Income Fund               contract value (cost plus interest less
                               withdrawals plus contributions).

     RVW Common Stock Fund     stock quotations obtained from national
                               securities exchange.

     MVL Common Stock Fund     quotations obtained from national securities
                               exchange.

     Loan Account              remaining principal balance of loans (no
                               allowance has been made for uncollectible loans since the loans are collateralized by the account balance of the participants).


   Transactions in the various funds are accounted for using the trade date. Realized gains or losses from such transactions are determined on the basis of average cost. Accrued income receivable on investments consists of dividends receivable based on the ex-dividend date and interest income receivable at December 31, 1993 and 1992.

   Contracts held in the Income Fund contain provisions that could reduce the earnings on the investment below the guaranteed rate if there is an early discontinuance of the contract.

   The Plan does not require collateral or other security to support investments with credit risk.

   The Plan presents in the statements of changes in net assets available for benefits with fund information the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

   The Plan has reclassified the presentation of certain prior year information to conform with the current presentation format.

                         MANVILLE EMPLOYEES THRIFT PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued
                             ----------------------


4. Investments:
   ------------

   The number of units and carrying value per unit at December 31, were as follows:

                                                    1993        1992
                                                 ----------  ----------
   U.S. Government Securities Fund
   -------------------------------
     Units                                        4,574,599   5,926,976
     Market value per unit                           $ 1.00      $ 1.00

   IDS Stock Fund*
   --------------
     Units                                        1,075,942   1,098,837
     Market value per unit                           $19.72      $19.04

   IDS New Dimensions Fund*
   -----------------------
     Units                                          701,221     387,311
     Market value per unit                           $14.34      $13.21

   IDS Blue Chip Advantage Fund
   ----------------------------
     Units                                          605,138     351,096
     Market value per unit                           $ 6.37      $ 6.13

   Asset Allocation Fund*
   ---------------------
     Units                                        1,019,850   1,090,785
     Market value per unit                           $15.17      $14.95

   Income Fund
   -----------
     Security Life of Denver Contract:*
      Units                                      23,375,781        --
      Contract value per unit                        $ 1.00        --

     Great West Life Assurance Contracts:*
      Units                                      17,821,001  24,914,341
      Contract value per unit                        $ 1.00      $ 1.00

     Mutual Benefit Life Insurance Contract:*
      Units                                      16,040,216  16,765,207
      Contract value per unit                        $ 1.00      $ 1.00

     Morgan Guaranty Trust Company Investment
      Contracts:*
      Units                                       9,491,356  12,797,242
      Contract value per unit                        $ 1.00      $ 1.00

     Bankers Trust Investment Contracts:
      Units                                       8,033,713  10,038,018
      Contract value per unit                        $ 1.00      $ 1.00


                         MANVILLE EMPLOYEES THRIFT PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued
                            -----------------------


4. Investments, continued:
   ------------

                                                    1993        1992
                                                 ----------  ----------
  Income Fund, continued
  -----------
     Allstate Life Insurance Contracts:
      Units                                       7,986,099  13,424,656
      Contract value per unit                        $ 1.00      $ 1.00

     Commonwealth Life Insurance Contracts:
      Units                                       6,321,512   7,831,262
      Contract value per unit                        $ 1.00      $ 1.00

     Confederation Life Insurance Contract:
      Units                                       3,928,700   4,866,230
      Contract value per unit                        $ 1.00      $ 1.00

     New York Life Insurance Contracts:
      Units                                       2,857,100   9,210,058
      Contract value per unit                        $ 1.00      $ 1.00

     Metropolitan Life Insurance Contract:
      Units                                       2,812,899   3,836,450
      Contract value per unit                        $ 1.00      $ 1.00

     Continental Assurance Contract:
      Units                                       2,798,981   3,774,003
      Contract value per unit                        $ 1.00      $ 1.00

     Life of Virginia Contract:
      Units                                       2,629,901   3,290,205
      Contract value per unit                        $ 1.00      $ 1.00

   RVW Common Stock Fund
   ---------------------
     Units                                          105,247     196,542
     Market value per unit                           $11.91      $ 9.71

   MVL Common Stock Fund
   ---------------------
     Units                                           10,161       9,812
     Market value per unit                           $ 8.50      $ 8.63

   Loan Account
   ------------
     Remaining principal balance, at cost        $5,494,784 $ 6,629,621
       (approximates market)

* Represents at least 5% of net assets available for benefits at December 31, 1993.


                         MANVILLE EMPLOYEES THRIFT PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued
                            -----------------------


4. Investments, continued:
   ------------

   The Plan has entered into investment contracts with various insurance and investment companies. The contracts are credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by these companies. The contracts are included in the financial statements at contract value, as reported by the insurance and investment companies. Contract value represents contributions under the contracts, plus earnings, less Plan withdrawals and administrative expenses.

   During 1991, the Plan notified Mutual Benefit Life Insurance Company of its intention to discontinue their group annuity contract held by the Income Fund. On June 28, 1991, the Plan received $19,578,795 representing 50% of the May 31, 1991 adjusted contract value (after normal withdrawals plus a favorable market interest rate adjustment) from Mutual Benefit. Additional withdrawals totalling $4,501,583 were paid by Mutual Benefit shortly thereafter.

   Mutual Benefit requested, and on July 16, 1991, was placed under, rehabilitory conservatorship with the state of New Jersey by court order. Currently, there is no plan to liquidate Mutual Benefit. Mutual Benefit advised the Plan that the remaining contract discontinuance payments were suspended pending action on a plan of rehabilitation.

   In the interim, payments have been made to participants or beneficiaries in the case of death, certain hardships and to retirees aged 65 and above who elected to leave the Plan.

   The Plan of Rehabilitation for Mutual Benefit Life Insurance Company was approved on August 12, 1993, and an order confirming the Plan of Rehabilitation was signed on November 10, 1993. Under provisions of the order, Mutual Benefit Life will become insolvent at closing, "consummation," and its assets and liabilities will be assumed by a successor company, MBL Life Assurance Corporation ("MBLLAC"). Closing is scheduled to occur on April 29, 1994.

   The Plan of Rehabilitation offered Plan participants the option of opting out of the existing contract or accepting participation in a new, restructured contract to be issued by MBLLAC. Those electing to opt out of the contract will receive 55% of their account balances with interest credited at 3.5% annually from July 16, 1991 to payout. Those electing to opt in will be credited with interest at the contract rate (11.05%) through December 31, 1991, at 4.0% for 1992, at 3.5% for 1993 and at 3.5% for 1994. Interest to
   be paid thereafter has not been determined, but will be no less than zero. Payment of principal and interest will be guaranteed by a consortium of major insurance companies. Participants who elected on April 4, 1994 to opt out of the contract will receive $863,703. Those who elected to accept participation in the restructured contract will be credited with balances totalling approximately $15,228,000.

                         MANVILLE EMPLOYEES THRIFT PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued
                             ----------------------


4. Investments, continued:
   ------------

   During the rehabilitation period, which is expected to extend through December 31, 1999, withdrawals will remain limited. However, payments will continue to be made in cases of death and hardship, and out-of-fund payments will be made to retirees aged 59 1/2 or more who have elected to leave the Plan.

   The Plan of Rehabilitation anticipates that balances in the restructured contracts will be paid out in five annual installments beginning in the year 2000. However, should there be insufficient liquidity or assets, scheduled installment payments may be deferred for up to seven years.

5. Cash and Equivalents:
   ---------------------

   The cash and equivalents of the Income Fund were invested primarily in short-term U.S. Government Securities.

6. Contributions, Eligibility and Vesting:
   ---------------------------------------

   Pre-tax Contributions - An eligible employee may contribute to the Plan
   ---------------------
   through a reduction in salary on a pre-tax basis (a "401(k)" Plan) from 1% to 6% of salary (defined as regular fixed compensation plus commissions, bonuses, overtime pay and profit sharing distributions).

   After-tax Contributions - Employees may elect to contribute 1% to 10% (in
   -----------------------
   increments of 1%) of salary on an after-tax basis regardless of the percentage of pre-tax contributions.

   Company Contributions - The Company contribution is based on a 50% fixed
   ---------------------
   match plus up to 50% variable based on the operating performance of the Company. Company contributions related to the 50% variable match were accrued for at December 31, 1992. No accrual was made for this variable match at December 31, 1993 as the Company did not meet its internal performance goals. After-tax contributions and rollover contributions are not matched by the Company. The Company's annual contribution made on behalf of any one employee is subject to certain maximums as specified in the Plan and regulated by the Internal Revenue Service.

   Eligibility - Full-time permanent salaried employees and non-union employees
   -----------
   at participating locations are eligible to become Plan participants on the first day of employment or re-employment. If the employee is a part-time or temporary, such employee becomes eligible to participate after completing at least 12 months and 1,000 hours of service. Beginning January 1, 1989, the Plan allows non-union hourly employees at participating locations to contribute to the Plan.

                         MANVILLE EMPLOYEES THRIFT PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued
                             ----------------------


6. Contributions, Eligibility and Vesting, continued:
   ---------------------------------------

   Vesting - Employee contributions and earnings thereon vest to the participant
   -------
   immediately. Company contributions and the earnings thereon vest to the participant with the earlier of five years service or three years participation in the Plan.

7. Withdrawals and Forfeitures and Loans:
   -------------------------------------

   Rollover contributions which have been in the Plan at least 24 months and all vested amounts (except those relating to participant pre-tax contributions and earnings thereon) may be withdrawn by the participant at any time. Employee pre-tax contributions and earnings thereon may not be withdrawn until the participant attains age 59 1/2, or leaves the Company, or furnishes satisfactory proof of financial hardship.

   If a participant's employment is terminated for reasons other than death, disability or retirement, the participant forfeits any unvested Company contributions. Forfeitures serve to reduce future contributions of the Company. A participant who is terminated and subsequently rehired by the Company within five years has the option of repaying to the Plan, within two years of the re-employment date, cash in one lump sum equal to the full amount received from the Plan at termination. If such repayment is made, the Company will restore to the participant's account the amounts previously forfeited.

   A participant who retires or becomes disabled can elect to defer the distribution of funds credited to the participant in the Plan until April of the year following the year in which the participant attains age
   70 1/2 or, in the event of death, the beneficiary can elect to defer distribution for a period of 60 months from date of death.

   Subsequent to withdrawal, Company contributions are suspended for the greater of three months or the time period during which the employee does not make contributions. Suspension does not occur if the withdrawal is limited to voluntary after-tax contributions and the related earnings thereon or the withdrawal of MVL Common Stock.

   The Plan's loan provisions allow a participant to borrow up to 50% of the value of their vested account balances; however, in no event within the previous 12 month period can the participant's aggregate loan balance exceed $50,000. All loans are collateralized by the participant's account balances and bear interest at one percent over the prime rate.

                         MANVILLE EMPLOYEES THRIFT PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued
                             ----------------------


7. Withdrawals and Forfeitures and Loans, continued:
   --------------------------------------

   In July 1991, the Company sold its filtration and industrial minerals businesses known as Celite Corporation. During November and December 1991, the remaining related employees' account balances totalling $6,978,762, other than loans, were transferred into the Money Market Fund. During January 1992, this, in addition to loans of $74,439, were transferred to the purchaser's trustee. In June 1989, the Company sold its Holophane lighting systems division and sealing components businesses. The remaining related employees' plan account balances of $4,139,492 were transferred to the purchasers' trustees in 1991 and are included in withdrawals and forfeitures.

8. Tax Status:
   -----------

   The Plan is designed to constitute a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore considered to be exempt from federal income tax under provisions of Section 501(a). An application was filed with the Internal Revenue Service on March 22, 1993 for a determination as to whether the Plan meets the qualification requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended, with respect to the Plan's amendments and restatements resulting from the Plan's transfers to Riverwood's trustee (See Note 2). On August 24, 1993, the Company received a favorable tax qualification determination letter, retroactive to January 1, 1989, from the Internal Revenue Service. Participants in the Plan will not be taxed on pre-tax contributions, rollover contributions, earnings on contributions from the Company's retirement plans, Company contributions to the Plan on their behalf or on earnings credited to their accounts until such contributions and earnings are distributed or otherwise made available to them.

9. Termination of the Plan:
   ------------------------

   It is the intent of the Company to continue the Plan; however, in the event that the Plan is terminated by the Company, accounts would automatically be fully vested. The assets of the Plan would be distributed to the participants based on their account balances. In addition, any previously forfeited amounts which had not been applied to reduce Company contributions would be credited ratably to the accounts of the participants remaining in the Plan at the time of such termination.

                         MANVILLE EMPLOYEES THRIFT PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued
                             ----------------------


10. Administrative Expenses Paid by Company:
    ----------------------------------------

   The Company paid approximately $156,000, $166,000, $245,000, in 1993, 1992 and 1991, respectively, of administrative expenses to the Plan's trustee on behalf of the Plan, which are not included in the financial statements.

11. Subsequent Events:
    ------------------

   Effective April 1, 1994, the Plan's recordkeeping and trustee responsibilities were transferred to Fidelity Institutional Retirement Services Company ("Fidelity"). The following Fidelity mutual funds will be available as investment options: Retirement Government Money Market Portfolio, Asset Manager, Disciplined Equity Fund, Value Fund, Magellan Fund, OTC Portfolio and the International Growth & Income Fund. The Income Fund will also be managed by Fidelity. Participants elected from these new funds where their existing account balances were transferred and future contributions will be directed. Activity, such as loans, withdrawals and fund transfers, was suspended for the existing funds from March 28, 1994 through mid to late May 1994. The transfer of existing account balances into the Fidelity funds was completed on April 4, 1994. The reallocation elections of existing account balances to the Fidelity funds did not include the Manville Common Stock Fund, the RVW Common Stock Fund, or the Special Guaranteed Income Contract of the Income Fund, which were also moved to Fidelity on April 4, 1994.

   Also effective April 1, 1994, the maximum pre-tax employee contribution has been increased from 6% to 9% (8% for "highly compensated employees"), limited to $9,240 per year. The Company's match will continue to be based on the employee's first 6% of pre-tax contributions. The maximum after-tax contribution has been reduced from 10% to 7%. Additionally, contributions will now be credited to participants' accounts twice a month (previously credited once a month).

   Effective, April 1, 1994, the Plan will be legally known as the Manville/Schuller Employees Thrift Plan.